Energem Corp.

Level 3, Tower 11, Avenue 5, No. 8,

Jalan Kerinchi, Bangsar South

Wilayah Persekutuan Kuala Lumpur, Malaysia

January 26, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Jennifer Angelini, Esq.

Re:	Energem Corp. Request to Withdraw Registration Statement on Form S-4
File No. 333-269362

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Energem Corp., a Cayman Islands exempted company (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-4, together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on January 23, 2023.

The Company has determined that the Registration Statement should have been filed as an amendment to the Company’s Form F-4 filed on December 7, 2022 under file #333-268716 rather than be filed as a new filing on File No. 333-269362. The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

We would be grateful if you could please send a copy of the written order granting withdrawal of the Registration Statement to the undersigned at Rimon PC, 1990 K. Street, NW Suite 420, Washington DC 20006, Attn: Debbie Klis.

If you have any questions regarding this letter, please contact the Company’s legal counsel, Debbie A. Klis, Esq. of Rimon P.C. on 202-935-3390.

Sincerely yours,

ENERGEM CORP.

By:	/s/ Swee Guan Hoo
Swee Guan Hoo
Chief Executive Officer

cc:	Doris Wong, Energem Corp.
Debbie A. Klis, Rimon P.C.